HNR Acquisition Corp.

3730 Kirby Drive, Suite 1200

Houston, TX 77098

October 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
John Cannarella, Staff Accountant
Sandra Wall, Petroleum Engineer
John Hodgin, Petroleum Engineer
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney

Re:	HNR Acquisition Corp.
Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A
Filed October 10, 2023
File No. 001-41278

Dear Ms. Packebusch:

Reference is hereby made to that certain telephone conference by and among Pryor Cashman LLP, counsel to HNR Acquisition Corp. (the “Company”), John Cannarella, Staff Accountant and Jenifer Gallagher, Staff Accountant, on October 11, 2023 with respect to the above-referenced filing. Please find enclosed a complete copy of Amendment No. 7 (“Amendment No. 7”) to the above-referenced filing (as amended by Amendment No. 7, the “Proxy Statement”) to address the Staff’s comment regarding Note 4 to the Unaudited Pro Forma Combined Financial Information.

The Company has addressed the comment by amending Note 4 to the to the Unaudited Pro Forma Combined Financial Information by including the following sentence: “The OpCo Class B Units have no economic rights in OpCo, including, without limitation, no rights to distributions, profits or losses of OpCo, or any rights upon the occurrence of any liquidation of OpCo.”

We greatly appreciate the Staff’s patience with this file. Should you require further information, please contact our legal counsel Matthew Ogurick of the law firm Pryor Cashman LLP at (212) 326-0243.

Very truly yours,

/s/ Donald H. Goree
Name:	Donald H. Goree
Title:	Chief Executive Officer

cc:	Matthew Ogurick, Esq.